Exhibit 12

WashingtonFirst Bankshares, Inc.
Computation of Consolidated Ratio of Earnings to Combined Fixed Charges

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
	($ in thousands)
Earnings:
Income before taxes	$28,138	$18,724	$13,777	$8,966	$3,408
Add: Interest expense, including deposits	12,471	9,211	7,219	6,130	4,949
Add: Estimated interest component of net rental expense	2,457	2,109	1,925	1,832	910
Total earnings including fixed charges	43,066	30,044	22,921	16,928	9,267

Fixed charges:
Interest on deposits	8,727	6,431	5,443	4,764	4,074
Interest on borrowings	3,744	2,780	1,776	1,366	875
Preferred stock dividend requirements (pre-tax)	—	113	235	252	271
Add: Estimated interest component of net rental expense	2,457	2,109	1,925	1,832	910
Total fixed charges	14,928	11,433	9,379	8,214	6,130
Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax) (1)	2.88	2.63	2.44	2.06	1.51

Earnings, excluding interest on deposits:
Total earning including fixed charges	43,066	30,044	22,921	16,928	9,267
Less interest on deposits	8,727	6,431	5,443	4,764	4,074
Total earnings excluding interest on deposits	34,339	23,613	17,478	12,164	5,193

Fixed charges, excluding interest on deposits:
Total fixed charges	14,928	11,433	9,379	8,214	6,130
Less interest on deposits	8,727	6,431	5,443	4,764	4,074
Total fixed charges, excluding interest on deposits	6,201	5,002	3,936	3,450	2,056
Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax), excluding interest on deposits (2)	5.54	4.72	4.44	3.53	2.53

(1) The ratio of earnings to fixed charges and preferred stock dividend requirement is computed by dividing (a) earnings including fixed charges by (b) total fixed charges.
(2) The ratio of earnings to fixed charges and preferred stock dividend requirement excluding interest on deposits is computed by dividing (a) total earnings excluding interest on deposits by (b) total fixed charges, excluding interest on deposits.